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Goldman Sachs (Asia) L.L.C.               Merrill Lynch, Pierce, Fenner & Smith
68th Floor, Cheung Kong Center            Incorporated
2 Queen's Road Central                    4 World Financial Center
Hong Kong                                 250 Vessey Street
                                          New York, NY 10080



November 7, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  China Nepstar Chain Drugstore Ltd.
     Filed on Form F-1
     Registration No. 333-146767

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 26, 2007 and the date hereof, 14,713 copies of the Preliminary Prospectus dated October 26, 2007 (as supplemented by the Issuer Free Writing Prospectus dated October 31, 2007 and the Issuer Free Writing Prospectus dated November 5, 2007) were distributed as follows: 7,794 copies to 3 prospective underwriters; 6,757 copies to 6,757 institutional investors; 135 copies to 2 prospective dealers; 0 copies to 0 individuals; 9 copies to 3 rating agencies and 18 copies to 12 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 11:00 a.m. EDT on November 8, 2007, or as soon thereafter as practicable.

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
As Representatives of the Prospective Underwriters


GOLDMAN SACHS (ASIA) L.L.C.               MERRILL LYNCH, PIERCE, FENNER & SMITH
                                          INCORPORATED

By: /s/ Jonathan Mark Penkin              By: /s/ Jason R. Cox
    ---------------------------               ----------------
    Name:  Jonathan Mark Penkin               Name:  Jason R. Cox
    Title: Managing Director                  Title: Managing Director